UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs its adherence to the PGFN-RFB Transaction Public Notice 6/2024

—

Rio de Janeiro, June 17, 2024 - Petróleo Brasileiro S.A.- Petrobras, in continuity to the notice to the market disclosed on April 8, 2024, informs that the Board of Directors approved, with 10 (ten) votes in favor, today, the Company’s adherence to the PGFN-RFB Transaction Public Notice 6/2024 (tax disputes of significant and widespread legal controversy), which covers debts whose tax collections are subject to administrative or judicial litigation related to discussions on "IRRF, CIDE, PIS and COFINS taxes on remittances abroad, resulting from the bipartition of legal transactions agreed in platform chartering contracts and other services, under the terms of Law 9,481, of August 13, 1997”.

The total value of the transaction, considering the 65% discount granted in the public notice, is R$19.80 billion, of which R$6.65 billion will be paid with the judicial deposits already made in the lawsuits and R$1.29 billion will be paid with tax loss credits from subsidiaries. The remaining R$11.85 billion will be paid as follows, with any subsequent increases due to adjustments and the updating of charges up to the date of actual payment:

- A down payment of R$3.57 billion, paid on June 30, 2024;

- Remaining balance paid in six successive monthly installments of approximately R$1.38 billion each. The first installment will be paid on July 31, 2024, and the others on the last business day of the following months, adjusted by the SELIC rate.

The impact on net income in 2Q24, after taxes, will be of approximately R$11.87 billion.

This adhesion will allow the conclusion of administrative and judicial discussions relating to CIDE, PIS and COFINS from 2008 to 2013, in the total amount of R$44.79 billion. The contractual modeling used by the Company was corroborated by Laws 13.043/2014 and 13.586/2017 and, as a result, since 2014 the infraction notices in this matter have ceased. The full amount is detailed in Note 19.3 - Litigations not provisioned in the financial statements (DFP) for the 2023 fiscal year.

Several partners in the E&P consortiums are responsible for approximately 13% of this transaction litigation and Petrobras is negotiating with other consortium members the reimbursement conditions of the amounts relating to their respective shares.

Adhesion to the Program results in financial benefits to the Company, since maintaining these discussions would imply in a financial effort to offer and maintain legal guarantees, in addition to other procedural costs and expenses.

Finally, adherence to the Program was analyzed by the Statutory Audit Committee and the Company's Minority Committee, which did not identify any obstacles to its implementation.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9o andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which reflect only the Company's management’s expectations. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer